SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-l(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                 Amendment No. 1

                       Meridian Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    589658103
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                                 (CUSIP Number)

                                October 30, 2001
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             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-l(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-l(d)


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CUSIP No.: 589658103

1.       NAMES OF REPORTING PERSONS:
         I.R.S. IDENTIFICATION NO.  OF ABOVE PERSONS (ENTITIES ONLY):

         Nomura Holding America Inc. (I.R.S. I.D. No. 133518229)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)[  ] (b)[X]

3.       SEC USE ONLY:

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER:                    0

6.       SHARED VOTING POWER:                  0

7.       SOLE DISPOSITIVE POWER:               0

8.       SHARED DISPOSITIVE POWER:             0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:  [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  0%

12.      TYPE OF REPORTING PERSON:             CO



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Item 1(a). Name of Issuer:

     Meridian Medical Technologies, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

     10240 Old Columbia Road
     Columbia, Maryland 21046

Item 2(a). Name of Person Filing:

     Nomura Holding America Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     2 World Financial Center, Building B
     New York, N.Y. 10281-1198

Item 2(c). Citizenship:

     Nomura Holding America Inc. is a United States corporation organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.10 per share (the "Common Stock").

Item 2(e). CUSIP Number:

     589658103

Item 3. If this statement is filed pursuant to Rule 13d-l(b) or Rule 13d-2(b) or
        (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
          Act.

     (d) [ ]Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ]An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

     (g) [ ]A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;



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     (i)  [ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

     (j)  Group, in accordance with Rule 13d-l(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-l(c), check this box. [X]

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 0.

     (b)  Percent of class: 0%.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 0

          (ii) Shared power to vote or to direct the vote 0

          (iii) Sole power to dispose or to direct the disposition of 0

          (iv) Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group:

     Not applicable.



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Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 29, 2002

                                  NOMURA HOLDING AMERICA INC.

                                  By:    /s/  Stuart Simon
                                         ----------------------------
                                         Name:   Stuart Simon
                                         Title:  Managing Director